SIGMA LABS, INC.

3900 Paseo del Sol

Santa Fe, New Mexico 87507

February 11, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sigma Labs, Inc.

Registration Statement on Form S-3

Filed February 11, 2020

File No. 333- 236231

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Sigma Labs, Inc., a Nevada corporation, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, February 13, 2020, or as soon thereafter as is practicable. Please call our counsel, Darren Freedman, at 310-789-1207 to provide notice of effectiveness.

Very truly yours,

SIGMA LABS, INC.

By:	/s/ John Rice
John Rice
Chief Executive Officer